FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 22 DATED DECEMBER 4, 2007
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”), dated May 23, 2005 (the “Prospectus”), and should be read in conjunction with the Prospectus, and Prospectus Supplement No. 19 thereto, dated March 22, 2007, Prospectus Supplement No. 20 thereto, dated April 9, 2007, and Prospectus Supplement No. 21 thereto, dated November 7, 2007. Unless otherwise indicated, the information contained herein is current as of the filing date of the prospectus supplement in which the REIT initially disclosed such information. This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to describe the status of the offering of common shares of the REIT, to disclose the acquisition of five multifamily apartment properties located in Tampa, Florida (one property), Charlotte, North Carolina (two properties) and Greensboro, North Carolina (two properties) , and to disclose the acquisition of a joint-venture interest in property located in Sarasota, Florida.

Status of the Offering

We commenced our initial public offering of 30,000,000 shares of common stock on May 23, 2005. As of November 27, 2007, we had received aggregate gross offering proceeds of approximately $125.5 million from the sale of approximately 12.8 million shares in our initial public offering. Additionally, Lightstone SLP, LLC, an affiliate of The Lightstone Group LLC (our Sponsor), has contributed $12.5 million to the operating partnership pursuant to the arrangement described in the Compensation Table and Capital Resources sections of our Prospectus. After allowing for the payment of approximately $10.0 million in selling commissions and dealer manager fees, and $2.5 million in other organization and offering expenses, as of November 27, 2007, we had raised aggregate net offering proceeds of approximately $125.5 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, daily closings have occurred and will occur until termination of the offering.

Property Acquisition

Camden Properties

The following table provides information as of November 9, 2007 regarding five properties that we purchased from an unaffiliated third party (the “Properties").

Trade Name of Property	Location of Property	Number of Apartment Units	Monthly Effective Rent Collections at Closing 1	Purchase Price 2	Permanent Mortgage	Mortgage Interest Rate	Property Management Agent 3	Annual Property Management Fee 4
Eastchase Apartments	Charlotte, North Carolina	220	$118,826	$11.1 million	$9.1 million	5.44%	Beacon Property Management	4%
Timber Creek Apartments	Charlotte, North Carolina	352	$201,493	$21.3 million	$17.5 million	5.44%	Beacon Property Management	4%
Wendover Apartments	Greensboro, North Carolina	216	$126,635	$12.7 million	$10.4 million	5.44%	Beacon Property Management	4%
Glen Apartments	Greensboro, North Carolina	304	$158,908	$17.8 million	$14.6 million	5.44%	Beacon Property Management	4%
Isles Apartments	Tampa, Florida	484	$311,590	$33.8 million	$27.7 million	5.44%	Beacon Property Management	4%

1 Exclusive of vacancy loss, concessions, employee discounts, model rent, bad debt expense and other income recoverable from tenants for utilities and cable.

2 Includes acquisition and loan closing costs, a 2.75% acquisition fee paid to our Advisor, and funds escrowed for renovation and other reserves.

3 Each of the acquired properties will be operated under a management agreement with Beacon Property Management, LLC (the “Property Manager”), an affiliate of our Advisor.

4 The Property Manager has agreed to fees of 4%.

On October 15, 2007, the REIT, as general partner of Lightstone Value Plus REIT LP (the “Operating Partnership”), entered into an Improved Commercial Property Earnest Money Contract with Camden Operating, L.P., a Delaware Limited Partnership, for the acquisition of five apartment communities (the “Properties”) located in Tampa, Florida (one property), Charlotte, North Carolina (two properties) and Greensboro, North Carolina (two properties).

The Properties, built between 1980 and 1987, are comprised of 1,576 apartment units, in the aggregate, contain a total of 1,124,249 net rentable square feet, and are 94% occupied. The Properties include a wide range of amenities, including at lease one club house, tennis courts, fitness center, pool and on-site laundry facilities.

The Operating Partnership acquired the Properties on November 16, 2007. The total acquisition price, including acquisition-related transaction costs, was approximately $99.3 million. A portion of this amount was allocated to each of the five Properties, as described below. In connection with the transaction, Lightstone Value Plus REIT LLC, our advisor (the “Advisor”), received an acquisition fee equal to 2.75% of the purchase price, or approximately $2.65 million. Closing and financing related costs totaled approximately $1.46 million.

Approximately $79.3 million of the total acquisition cost was funded by five substantially similar fixed rate loans with Fannie Mae secured by each of the properties and approximately $20 million was funded with offering proceeds from the sale of our common stock. The Operating Partnership currently holds a fee simple interest in the Properties, subject to the mortgage described below.

In connection with the acquisition, the REIT secured five substantially similar mortgage loans from Fannie Mae aggregating $79.3 million (the “Loans”). The Loans have a 30 year amortization period, mature in 7 years, and bear interest at a fixed rate of 5.44% per annum. The Loans require monthly installments of interest only through the first three years and monthly installments of principal and interest throughout the remainder of their stated terms. The Loans will mature on December 1, 2014, at which time a balance of approximately $74.6 million will be due, assuming no prior principal prepayment. The aggregate loan amount is secured by all of the Properties.

The REIT intends to enhance unit interiors with minor renovations and installations of modern appliances.

The Operating Partnership plans to depreciate each property for federal income tax purposes on a straight-line basis using an estimated useful life of 27.5 years.

Description of the Properties

Eastchase Apartments

Approximately $ 11.1 million of the total purchase price, and $9.1 million of the total loan amount, was allocated to the acquisition of Eastchase Apartments, which has an appraised value of $12.8 million. Built in 1985, Eastchase Apartments is an existing multifamily apartment complex consisting of 220 units located in Charlotte, North Carolina. The community consists of eleven two-story brick buildings on a 42.6 acre landscaped setting. The apartment units have an average size of 698 square feet and include 116 one-bedroom units and 104 two-bedroom units. No major renovations are planned. Renovations for Eastchase Apartments should be limited to interior material upgrades with only the addition of washers and dryers for the two-bedroom units.

All of the leased space is residential with leases ranging typically from six months to one year. The historical occupancy rate for the last five years is as follows:

At September 30, 2007	98.18%
At December 31, 2006	90.45%
At December 31, 2005	93.64%
At December 31, 2004	91.36%
At December 31, 2003	93.18%

The property is currently 92% occupied.

Average effective net annual rental revenue per unit at the Property is as follows:

Nine Months Ended September 30, 2007	$5,983
Year Ended December 31, 2006	$5,737
Year Ended December 31, 2005	$5,904
Year Ended December 31, 2004	$5,751
Year Ended December 31, 2003	$5,816

Realty taxes paid on Eastchase Apartments for the fiscal year ended December 31, 2006 were $123,442. Eastchase Apartments was subject to a tax rate of 1.2775%.

General competitive conditions affecting Eastchase Apartments include those identified in the section of our Prospectus captioned “Competition.”

Beacon Property Management, LLC, a subsidiary of our Sponsor and an affiliate of our Advisor, will act as the property manager of Eastchase Apartments. We believe that Eastchase Apartments is adequately insured.

Timber Creek Apartments

Approximately $21.3 million of the total purchase price, and $17.5 million of the total loan amount, was allocated to the acquisition of Timber Creek Apartments, which has an appraised value of $24.5 million. Built in 1984, Timber Creek Apartments is an existing multifamily apartment complex consisting of 352 units located in Charlotte, North Carolina. The community consists of twenty-two two-story buildings on nearly 36.9 landscaped acres and is in walking distance of the brand new light rail system that leads directly to downtown Charlotte. Its apartment units have an average size of 706 square feet and include 176 one-bedroom units and 176 two-bedroom units. No major renovations are planned.

All of the leased space is residential with leases with leases ranging typically from six months to one year. The historical occupancy rate for the last five years is as follows:

At September 30, 2007	97.73%
At December 31, 2006	93.18%
At December 31, 2005	90.06%
At December 31, 2004	93.47%
At December 31, 2003	94.32%

The property is currently 95% occupied.

Average effective net annual rental revenue per unit at the Property is as follows:

Nine Months Ended September 30, 2007	$6,400
Year Ended December 31, 2006	$6,177
Year Ended December 31, 2005	$6,151
Year Ended December 31, 2004	$6,254
Year Ended December 31, 2003	$5,880

Realty taxes paid on Timber Creek Apartments for the fiscal year ended December 31, 2006 were $181,705. Timber Creek Apartments was subject to a tax rate of 1.2775%.

General competitive conditions affecting Timber Creek Apartments include those identified in the section of our Prospectus captioned “Competition.”

Beacon Property Management, LLC, a subsidiary of our Sponsor and an affiliate of our Advisor, will act as the property manager of Timber Creek Apartments. We believe that Timber Creek Apartments is adequately insured.

The properties in Charlotte have excellent visibility with street frontage, good access to thoroughfares, are located in close proximity to a shopping mall and provide convenient access to the Charlotte-Douglas International Airport. Recently, the cost of construction has limited the addition of new apartments to the market and the soft housing market caused by the residential credit crisis has eliminated many potential home buyers, leading to an increase in rental demand.

Wendover Apartments

Approximately $12.7 million of the total purchase price, and $10.4 million of the total loan amount, was allocated to the acquisition of Wendover Apartments, which has an appraised value of $13.5 million. Built in 1987, Wendover Apartments is an existing multifamily apartment complex consisting of 216 units located in Greensboro, North Carolina. The community consists of thirteen two and three story brick buildings on a 16.6 acre landscaped setting. Its apartment units have an average size of 789 square feet and include 104 one-bedroom units and 112 two-bedroom units. The community is within walking distance of the City Bus Service and is less than a 5 minute drive from I-40. No major renovations are planned.

All of the leased space is residential with leases ranging typically from six months to one year. The historical occupancy rate for the last five years is as follows:

At September 30, 2007	93.52%
At December 31, 2006	93.52%
At December 31, 2005	90.74%
At December 31, 2004	94.44%
At December 31, 2003	92.59%

The Property is currently 95% occupied.

Average effective net annual rental revenue per unit at the Property is as follows:

Nine Months Ended September 30, 2007	$6,768
Year Ended December 31, 2006	$6,725
Year Ended December 31, 2005	$6,675
Year Ended December 31, 2004	$6,410
Year Ended December 31, 2003	$6,407

Realty taxes paid on Wendover Apartments for the fiscal year ended December 31, 2006 were $119,054. Wendover Apartments was subject to a tax rate of 1.2765%.

General competitive conditions affecting Wendover Apartments include those identified in the section of our Prospectus captioned “Competition.”

Beacon Property Management, LLC, a subsidiary of our Sponsor and an affiliate of our Advisor, will act as the property manager of Wendover Apartments. We believe that Wendover Apartments is adequately insured.

Glen Apartments

Approximately $17.8 million of the total purchase price, and $14.6 million of the total loan amount, was allocated to the acquisition of Glen Apartments, which has an appraised value of $18.2 million. Built in 1980, Glen Apartments is an existing multifamily apartment complex consisting of 304 units located in Greensboro, North Carolina. The community consists of twenty two-story buildings on a 20.8 acre landscaped setting. Its apartment units have an average size of 662 square feet and include 24 studio units, 168 one-bedroom units and 112 two-bedroom units. No major renovations are planned. The Property is within seven miles of 11 universities, which provides significant market depth. The apartments are an excellent housing option for graduate students due to lower than average annual rent. Renovations should be limited to material upgrades with the addition of washers and dryers for the two-bedrooms only.

All of the leased space is residential with leases ranging typically from six months to one year. The historical occupancy rate for the last five years is as follows:

At September 30, 2007	96.71%
At December 31, 2006	94.08%
At December 31, 2005	93.09%
At December 31, 2004	96.05%
At December 31, 2003	94.41%

The Property is currently 94% occupied.

Average effective net annual rental revenue per unit at the Property is as follows:

Nine Months Ended September 30, 2007	$6,180
Year Ended December 31, 2006	$6,198
Year Ended December 31, 2005	$6,037
Year Ended December 31, 2004	$5,977
Year Ended December 31, 2003	$5,809

Realty taxes paid on Glen Apartments for the fiscal year ended December 31, 2006 were $128,012. Glen Apartments was subject to a tax rate of 1.2765%.

General competitive conditions affecting Glen Apartments include those identified in the section of our Prospectus captioned “Competition.”

Beacon Property Management, LLC, a subsidiary of our Sponsor and an affiliate of our Advisor, will act as the property manager of Glen Apartments. We believe that Glen Apartments is adequately insured.

The Piedmont Triad (Greensboro, Winston-Salem and High Point) has become an attractive location for companies. Historically, this area’s economy has been based in manufacturing but has diversified into white-collar, high-tech industries. Future economic development includes the construction of the new FedEx Mid-Atlantic Hub comprising 550,000 SF on 165 acres. It is projected that the FedEx Hub will generate 20,000 new jobs and will have a total economic impact of $9.3 billion.

Isles Apartments

Approximately $33.8 million of the total purchase price, and $27.7 million of the total loan amount, was allocated to the acquisition of Isles Apartments, which has an appraised value of $40.0 million. Built in 1984, Isles Apartments is an existing multifamily apartment complex consisting of 484 units located in Tampa, Florida. The community consists of thirty-three two-story buildings on a 27.0 acre landscaped setting. Its apartment units have an average size of 722 square feet and include 32 studio units, 240 one-bedroom units and 212 two-bedroom units. No major renovations are planned.

All of the leased space is residential with leases ranging typically from six months to one year. The historical occupancy rate for the last five years is as follows:

At September 30, 2007	93.18%
At December 31, 2006	90.29%
At December 31, 2005	96.90%
At December 31, 2004	97.31%
At December 31, 2003	96.07%

The Property is currently 93% occupied.

Average effective net annual rental revenue per unit at the Property is as follows:

Nine Months Ended September 30, 2007	$7,765
Year Ended December 31, 2006	$7,884
Year Ended December 31, 2005	$7,253
Year Ended December 31, 2004	$6,736
Year Ended December 31, 2003	$6,436

Isles Apartments provides convenient access to the Tampa International Airport. Tampa home prices have doubled in the past five years. Additionally, the conversion of many apartment communities to condominiums has decreased the supply of affordable rental options, which has created demand for apartments.

Realty taxes paid on Isles Apartments for the fiscal year ended December 31, 2006 were $514,690. Isles Apartments was subject to a tax rate of 2.2036%.

General competitive conditions affecting Isles Apartments include a potential correction in the for-sale condominium market creating competition in the rental market and those other conditions identified in the section of our Prospectus captioned “Competition.”

Beacon Property Management, LLC, a subsidiary of our Sponsor and an affiliate of our Advisor, will act as the property manager of Isles Apartments. We believe that Isles Apartments is adequately insured.

Sarasota Property

Joint Venture

On March 15, 2007, the REIT entered into an option agreement to participate in a joint-venture with its Sponsor (the “JV Option” with respect to the potential joint venture, the “Joint Venture”) for the purchase of a property located at 2150 Whitfield Avenue, Sarasota, Florida (the “Sarasota Property”). On November 15, 2007, the REIT exercised the JV Option. Pursuant to the terms of the JV Option, the REIT agreed to pay all costs of investment and property carry costs in consideration for our Sponsor agreeing to assume the risk of ownership of the Sarasota Property on or after the date that title to such property was acquired through foreclosure. The Joint Venture is between LVP Sarasota Industrial LLC, a wholly owned subsidiary of the Operating Partnership, and Lightstone Sarasota Industrial LLC (the “Non-Managing Member”), an entity wholly owned by David Lichtenstein, our sponsor, the Chairman of our Board of Directors and our Chief Executive Officer. Pursuant to the Joint Venture agreement, we are responsible for day-to-day decision-making while the Non-Managing Member retains approval rights over certain major decisions.

In July, 2007, CAD Funding, LLC (“CAD”), an affiliate of Park Avenue Funding, LLC, had the highest bid ($12,650,000) on the Sarasota Property in a foreclosure action. Park Avenue Funding, LLC, is a real estate lending company founded in 2004 and an affiliate of the Registrant’s Advisor and sponsor. CAD initiated the foreclosure action following the default of an unaffiliated third party on a loan made to the third party by CAD, for which the Sarasota Property served as security. Prior to the entry of the foreclosure judgment, the sponsor expressed an interest in bidding at the foreclosure sale in anticipation that the REIT would exercise the JV Option. On August 6, 2007, the Sarasota Property was indirectly acquired by the sponsor.

The Sarasota Property was contributed to the Joint Venture prior to the REIT’s exercise of the JV Option. The Joint Venture currently holds a fee simple interest in the Sarasota Property. The contribution to the Joint Venture by the REIT was $13.1 million of offering proceeds used to acquire the Sarasota Property. The agreed contribution to the Joint Venture by our sponsor is $1.3 million. The property was independently appraised in June of 2006 for $17 million. The REIT holds a 90% interest in the Joint Venture and the Sponsor holds a 10% interest. Pursuant to the terms of the Joint Venture agreement, the REIT is entitled to a one-time distribution equal to 10% per annum of its capital contribution to be made on or before December 31, 2007 and has the authority to force a sale of the Sarasota Property at any time after seven years, or November 15, 2014.

Property Information

Completed in 1992, the Sarasota Property consists of four buildings and has approximately 281,000 rentable square feet, including approximately 16,000 rentable square feet suitable for office and showroom use. The Sarasota Property currently does not possess a tenant and is experiencing negative cash flows; however the Joint Venture is currently negotiating with a prospective tenant. The Joint Venture has signed a letter of intent to lease approximately 156,000 square feet of the space. The lease is expected to commence in the first quarter of 2008. The proposed lease has a 12 year term, and a total of $9.6 million in scheduled payments of basic rents over the term of the lease. We believe that the Sarasota Property is well maintained and suitable for industrial use, and the Joint Venture is aggressively seeking additional tenants. There are no planned renovations for the Sarasota Property.

In evaluating the Sarasota Property as a potential acquisition, we have considered a variety of factors and determined that the acquisition cost was at a substantial discount to current market value. The Sarasota Property is subject to competition from similar properties within its market area, and economic performance could be affected by changes in local economic and market conditions.

General competitive conditions affecting the Sarasota Property include those identified in the section of our Prospectus captioned “Competition.” Risks associated with the Sarasota Property are identified in the section of our Prospectus captioned “Risk Factors-Risks Associated with our Properties and the market.”

Beacon Property Management, LLC, a subsidiary of our Sponsor and an affiliate of our Advisor, will act as the property manager of the Sarasota Property. The property manager has agreed to a fee of 4%. We believe that the Sarasota Property is adequately insured.